SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2005

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated December 12, 2005 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores:

By letter dated December 12, 2005, the Company reported that the General Meeting of Shareholders which took place on November 1, 2005 and was adjournment on November 29, 2005, resolve the following:

As from December 22, 2005 a cash payment of dividends will be available for the total amount of $29,000,000.- (twenty nine million Argentine pesos), equal to 37.1593053 % of the share capital and an amount per share of (V$N 0.10) $0.0371593053. The mentioned payments correspond to the fiscal period ended on June 30, 2005.

Because the payment will be made to holders of registered shares they must exhibit documentation proving the fact that they are shareholders to the Caja de Valores S.A. located on 25 de Mayo 362, Buenos Aires, Argentina, from Monday to Friday from 10 am to 3 pm.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Responsible of Relationships with the markets

Dated: December 12, 2005